Exhibit (a)(1)(M)

                               RADISYS CORPORATION
                          Stock Option Exchange Program

                CONFIRMATION OF CANCELLATION OF TENDERED OPTIONS
                        AND PROMISE TO GRANT NEW OPTIONS

                                August ___, 2003

<<Employee Full Name>>
<<Employee ID>>

Dear <<Employee First Name>>,

      RadiSys has accepted your election to exchange all of your eligible options to purchase RadiSys common stock (referred to as "exchanged options") for replacement under RadiSys' Stock Option Exchange Program. As a result of your election and our acceptance, we hereby confirm that these exchanged options were cancelled on Thursday, August 28, 2003.

      In exchange for your agreement to cancel {__________} options, RadiSys hereby promises to grant you a nonstatutory stock option to purchase [________] shares of RadiSys' common stock granted under the 2001 Nonqualified Stock Option Plan of RadiSys Corporation (referred to as the "New Option"). We will grant the New Option on the New Option grant date, which we anticipate will be no earlier than Monday, March 1, 2004. The exercise price of each New Option will be equal to the closing price for shares of our common stock as reported by the Nasdaq National Market on the New Option grant date.

      All New Options granted in exchange for eligible options will not be exercisable for six months after the date of the grant, after which the options will be exercisable for one-third of the total option shares, and become exercisable in monthly increments equal to 1/36th of the total option shares, cumulatively, each month thereafter, becoming fully exercisable two and one-half years after the date of the grant, subject to your continued employment with RadiSys or one of RadiSys' subsidiaries. This vesting schedule applies to all New Options, regardless of the vested position of the options you elected to exchange. Each New Option granted in exchange for eligible options will have a term of seven years from the New Option grant date.

      In order to receive your New Option, you must continue to be employed by RadiSys or one of its subsidiaries on the New Option grant date. This Promise does not constitute a guarantee of employment with RadiSys or any of its subsidiaries for any period. Unless expressly provided by the applicable laws of a non-U.S. jurisdiction, your employment with RadiSys or its subsidiaries will remain "at will" and can be terminated by you or RadiSys at any time, with or without cause or notice. If your employment with RadiSys or one of its subsidiaries terminates before the New Option grant date for any reason, including a reduction-in-force, you will lose all rights under this Promise to receive a New Option.

      This Promise is subject to the terms and conditions of the Exchange Program as set forth in: (1) the Stock Option Exchange Program Tender Offer Statement; (2) the Stock Option Exchange Program Overview; (3) the Stock Option Exchange Program Frequently Asked Questions; (4) the Web Site Election Forms;
(5) the Hard Copy Election Form; and (6) the Telephonic Election Form Script (collectively, the "Exchange Offer Documents"), all of which are incorporated herein by reference. This Promise and the Exchange Offer Documents reflect the entire agreement between you and RadiSys with respect to this transaction. This Promise may be amended only by means of a writing signed by you and an authorized officer of RadiSys.

RADISYS CORPORATION


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By:    Julia Harper
    -----------------------------
Title: Chief Financial Officer
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